

June 4, 2012

Via E-Mail
Mr. Stephen Pearce
Chief Financial Officer
Golden Goliath Resources, Ltd.
675 West Hastings Street, #711
Vancouver, British Columbia
Canada V6B 1N2

> **Re: Golden Goliath Resources Ltd.**
> **Form 20-F for the Fiscal Year Ended August 31, 2011**
> **Filed February 14, 2012**
> **File No. 000-31204**

Dear Mr. Pearce:

We issued comments to you on the above captioned filing on May 3, 2012. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by June 18, 2012 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by June 18, 2012, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Joanna Lam at 202-551-3476 if you have any questions.

Sincerely,

/s/ Melissa N. Rocha for

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining